SUNSTATE LABORATORIES

2022 Report

Dear investors,

When we relaunched the DAZZ brand in 2019, our go-to-market strategy was simple; Invest heavily in internet marketing (with funding from our Reg CF campaigns) and grow our D2C business. Scale that to $5-10M annually, and using that momentum, launch into retail distribution. We followed that path for as long as we could, investing in every social media platform, a robust influencer program (500+ influencers), and a sizeable investment in our website and Amazon stores. Unfortunately, most other emerging brands had the same idea, driving PPC and other digital marketing costs through the roof. Since our products are inexpensive and the repurchase rate is very slow, recovering these inflated customer acquisition costs became an insurmountable challenge. In mid-2022, to preserve our capital, we scaled back our digital marketing spend and refocused efforts on getting into retail distribution. This was our first approach to market in 2015, but failed at that time because we were simply too soon for the market. We were the first tablet-based cleaner and refill systems were still in their infancy. Fortunately, this category began growing in 2020 and we're finding retailers and distributors much more open to our products. We opened 5 markets with UNFI in 2022 and will open C&S and SuperValu distributor markets in 2023. We will continue with our online presence, but focus the majority of our marketing efforts on brick-and-mortar retail.

We need your help!

As a new consumer brand, we need to a strong following of brand advocates. People that buy our products, tell their friends about our products, and talk about DAZZ on their social media channels. When you buy DAZZ on Amazon, leave a 5-star review. When you purchase from our website leave a positive review about how much you love DAZZ. We're learning that changing buying habits for consumers is tougher than we imagined. Reviews and feedback help encourage shoppers to become buyers.

Sincerely,

David Shahan

Founder / CEO

Our Mission

DAZZ is poised for a national launch into retail distribution. We anticipate being in over 2,000 retail locations by the end of 2022. We will continue growing our direct to consumer business on our website, Amazon, and other large eRetailers. Our international distribution is anticipated to extend to 12 additional foreign markets in the next 24 months. Our exit strategy is for DAZZ to be acquired by an international Consumer Packaged Goods (CPG) company.

See our full profile

How did we do this year?

Report Card

C+

The Good

- Made positive strides in our Retail distribution efforts.
- Signed a distribution and licensing agreement with South Korea.
- 40% increase in sales over 2021

The Bad

- Acquisition cost for eCommerce customers increased dramatically, causing us to refocus our efforts to brick-and-mortar
- Recruiting efforts to replace our VP of Sales did not produce any qualified candidates within our budget
- Although we did grow sales, we are off track with our original projections.

2022 At a Glance

January 1 to December 31


$$$$

$459,423 +41%
Revenue



-$58,384
Net Loss


IOU!

$3,630 [94%]
Short Term Debt



$185,481
Raised in 2022



$39,421
Cash on Hand
As of 03/31/23

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

DAZZ Cleaning Tablets - Revolutionizing the household cleaner industry

As an avid scuba diver, hiker, and all around outdoor enthusiast, I am concerned with the environmental impact plastic waste is having on our planet. With a 30+ year background in cleaning chemicals, I saw an opportunity to make an impact in an industry that has done little to minimize its contribution to the world's plastic waste problem.

We develop sustainable cleaning products in effervescent tablet form. Now consumers can make their own cleaner at home using plain tap water and the same bottle over-and-over again. DAZZ ends the use-and-discard cycle associated with traditional ready to use cleaners. All DAZZ products are made with naturally safe, plant and mineral based ingredients and we are EPA SaferChoice, USDA Bio-preferred, and Leaping Bunny certified. But best of all, DAZZ is independently tested and performs great!

DAZZ is poised for a national launch into retail distribution. We anticipate being in over 2,000 retail locations by the end of 2022. We will continue growing our direct to consumer business on our website, Amazon, and other large eRetailers. Our international distribution is anticipated to extend to 12 additional foreign markets in the next 24 months. Our exit strategy is for DAZZ to be acquired by an international Consumer Packaged Goods (CPG) company.

Milestones

SunState Laboratories, Inc. was incorporated in the State of Colorado in May 2012.

Since then, we have:

- Just featured on the new hit TV show America's Big Deal - Watch our full segment below
- Our first Reg CF round (2020) sold out quickly with 1,667 investors from 55 countries
- 472% YOY sales increase
- International Distribution in place, adding new countries every quarter
- Disruptive new consumer brand that is changing the household cleaner industry
- Strong team of seasoned professionals driven to build a successful, non-concessionary impact company
- Sold 12,000 units in <11 minutes on the Home Shopping Network (U.S. home shopping channel)

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $459,422.52 compared to the year ended December 31, 2021, when the Company had revenues of $325,299.86. Our gross margin was 82.59% in fiscal year 2022, compared to 62.72% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $320,112.51, including $73,416.16 in cash. As of December 31, 2021, the Company had $272,602.11 in total assets, including $64,339.34 in cash.
- *Net Loss*. The Company has had net losses of $58,384.18 and net losses of $510,608.08 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $101,554.68 for the fiscal year ended December 31, 2022 and $163,877.41 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SunState Laboratories, Inc. cash in hand is $39,421, as of March 2023. Over the last three months, revenues have averaged $19,405/month, cost of goods sold has averaged $3,389/month, and operational expenses have averaged $21,586/month, for an average burn rate of $5,570 per month. Our intent is to be profitable in 1 months.

Our income trend has dipped largely due to a slowing of our eCommerce business. Our expenses have been higher than normal as we moved into a new facility and incurred substantial rent expenses, buildout, and moving costs.

We attended our first C&S tradeshow in March and picked up distribution with 16 smaller retailers with a total of 85 stores. We expect our first POs from that show to begin in late April. We are also anticipating our first PO with our Korean distributor before the summer. We expect our revenues to increase 10-15% over the next few months. Expenses will drop significantly as all our buildout and moving expenses have been met.

If not for the move, we would have been profitable for Q1 of 2023. We expect Q2 to be our first profitable quarter.

We do not rely on it, but our founder has liquid assets that can be deployed if necessary.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -13% **Gross Margin: 83%** **Return on Assets: -18%** **Earnings per Share: -$61.52** **Revenue per Employee: $229,711** **Cash to Assets: 23%** **Revenue to Receivables: 659%**

Debt Ratio: 32%

Sunstate_laboratories_2021-22_financials.pdf

Notes_to_financial_statements_2021_-_2022.pdf

change_in_shareholders_equity_2022.pdf

change_in_shareholders_equity_2021.pdf

2022_Financial_Statements_-_SSL.pdf

2021_Financial_Statements_-_SSL.pdf

We ❤ Our 1766 Investors

Thank You For Believing In Us

Monica Gannon	Rahul Patel	Immaculate Gohla	Charles Alvarez	Martin Peter Hamilton	Gregg Moorman	Dan Luhman
Krishnan Johan P Srinivas...	Mark Howes	Joshua Cook	William Nash SR	Tom Tegeder	Kenneth E. Griffith	Nathan Buchan
Brent Hamar	David V. Delgadillo Jr.	Timothy Sutton	Richard Scott Roberts	Sarabeth Chambers	Christine Davies	Kirit K Patel
Alex Lebon	Lee Choon Nam	Jacob Anderson	Chin Sin Yeo	Frank Palazzolo	Omar Wilson	Terri Denise Register
Sandeep K. Reddy	Matthew A Stewart	Finn Kuusisto	James David Silvio	Daniel Carr	Arun S Ramasubramanian	Leslie Garcia Munoz
Marc Ramsey	Charles L Herring	Stanley. Evans	Lisa Bradley	Craig Jonas	Clay Woods	Lawrence Alexander May...
Bentley Stevenson	Tom Tegeder	Ryan Lucia	Stephen Gellatly	David Dawson	Christopher Grasinger	Crystal Garcia
Munir Ahmed	Herbert Pagan	Gary Kubiak	Christopher J Reed	Alexander Clarence McInt...	Rohith Alimeti	Pranee Young
Andrew Stewart	Randy Mckinnish	Chris Brown	Daniel Hancock	Mike Woo	May Atkinson	Nancy Ramos
Dan Paiuc	Scott Hinkle	Tan Quan Nguyen	Mark Nash	Clinton Noel Foster, SR	Benedicta DIMORIAKU	Bryian Tan
Ryan Demore	Roy Fajutrao	Randy Schamel	Sara Makin	Jay Prince	Rose Wycoco	Jason Livesay
Christine C Groethe	Michaelangelo Moran	Kurt Humbrecht	Jasmin Husic	Ben R Pittman	Taylor Koser	Daryl Dixon
Darryl C Robinson	Shawn B Ruggles	Leonardo Pagon	Bonnie Forsythe	Kyle Ham	Constance OBryant	Lewis Christian Bryson
Denise Steele	Joseph Carothers	Donald E Hartley	John Goffredo	Jose Acosta	Alfredo Gomez	Prabhudas Chelumala
Ronald Cunningham	John Machacek	Jerry Baker	Dylan Mobley	Enrique Lopez Sastre	Alice Mcquaid	Joseph Oseghale
Daniel A. Nicholson	Sean Brandel	Jean Jadotte	Wythe Marschall	John Okogbaa	Keli G. Jennings	James Sarantinos
David I Wainwright	George Mburo	Kameshwara Mummadav...	Spencer Lindsay	José Hernandez Cid	Lindsay Little	Sheila L. Beard
Michael B. MCGINTY	Shshank Karn	Paul Rashid	Maria E Gonzalez	Thelburt Williams	Nikodimos Woldemariam	Li Kina Turner
Rafay Siddiqui	Vincent Scott	Sumit Chintawar	Tre Baker	Pradeep Varma	Pedro E Cadorna	James Morgan
Mark Wright	Thomas Joyner	Sahana Zutshi	Vyacheslav Afanasyev	Shenteria Childs	Max Kostyrkin	Craig J. Vom Lehn
Shital Shah	Allison Gessner	Joseph Rosencrans	Anthony Giambra	Stephen Mathai	Jerome Johnson	Andrew Coppola
Midian Jones	Berwynson R Salazar	Christian Holley	Chin Sin Yeo	Finn Kuusisto	Tina Rickards	Taressa Straughter
Kendal Huntsman-Schmall	Sesugh Tor Iordaah	Harish Damodhardas Asar	Valerie Griswold	Huntley McCulskie	Daniel Gonzalez	Ryan Preece
Warren Aldrich	Brian Gross	Chantel Marie Ault	Biren Gandhi	Kurt Huggins	Jayachandran Nair	Keith Davis
Ricky Bass	John Karich	Leonard Scott	Dave Moody	Yoonsung Jung	Frederick Crawford	John Dax Gonzales
Ken Rose	Kevin Lovell	Leonard A. Troupe Jr.	Justin Hemmingson	Dennis Ramos	Karen S Marshall	Adrián García
Taran Jeet Bedi	Longinus Ugwuegbulem	Victor Triplett	Philip Ward	Jerry Pittman	Will Lerner	Jennifer L Driscoll
Lance Recker	Marco Antonio Calixto Ari...	Lyndon Winn Carter	Vickie Tyler Carnegie	Donald Tillman	Wesley Wierson	David L Ransom Jr.
Frank Palazzolo	Raging Bull	Kevin Brown	Bryian Tan	Alexander Clarence McInt...	John Karich	Karl Schmidt
Sean Timothy Wilson Jr	Juan Edward WILLIAMS	Scott Rehfeld	Finn Kuusisto	Joseph Carothers	Christian Holley	David Macario
Christian Shelton	Lance Recker	William Nash SR	Nathan Argenta	Philip Ward	Richard Scott Roberts	Diane Griffin
Charles L Herring	Shelling Ford	William Chou	Chad G. Meaux	Booker Forte	Brett Holt	Achamma Chandersekaran
Stan Michael Kramarz	FJ A	Nathan Buchan	William Chou	Joseph Carothers	Andrew Coppola	Lance Recker
Hatem Rowaihy	Paul Rashid	Chad G. Meaux	Scott Rehfeld	Daniel Gonzalez	Harish Damodhardas Asar	Craig Parr
Lucinda Smith	Oleg Boian	Curtis Krieger	Mijo Busija	Kevin McAuliffe	Paul Garcia	Cindi Anderson
Leo Weigel	Mark Howes	Jon Rockwood	Tim Urwin	Michael Taylor	Patrick Gorman	Bill Wakeley
Robert Capps	John Petrasanta	John Detweiler	Wes Gammill	Madisyn Moorman	Cy Harrison	Jeff Hall
Mark Bibeau	Dickie Friedrichs	Marvin Nyadzayo	Alan Kuek	David Burman	Stephen Finchum	Frank Priefler
Yvonne Yeboah	Andrew Miller	Nicolas Suarez	Danyeal Thomas	Paul Washington	Laxman Dahal	Jeff Braisted
Matthieu Jacquier	Sylvia Cleary	Jillian Ivey Sidoti	Jacqueline IVEY	Joanne Cretney-Tsosie	Suzanne Furlani	Mubarak Alhitmi
Zach Benda	Rich Evans	Maricela Higgins	Neil Young	Dian WAREP	Fred Lowery	William Dillon
Mrjw Davis	Eric Panabaker	Jason Shannon	Brian Franklin	Heather Lavon Harvey	Asad Ashraf	Ray N Brenda Lopez
Kimberly Tope	Mildred Herrera	Everette SPIGNER	Boban Fara	Will Tee Jay Moseley	Donald Beeghly	Namita Dsilva
Jackie Furey	Jimmy Woods	Matthew Brantley Sapp	Flory Simedru	Jonathan Lo	Jose Luis Zavalaga	Chris Winchester
Enrique Cadabes	Dominique L Percell	Justin Keith Reeger	Phil Hoskins	Bart Lantis	Allan Hanlan	Robert Son
Shawn Eric Walker	Rakesh Patel	Isaac Torres	Edel Otero	Vilimaina Tuinukutolu	Dionte A. Wilder	Sandro Padron
Susanne Borsari	Christopher Trahey	Raymond Mills	Adrian Harris	Theron Charles	Kevin Lagrazon	Roberto Carlos Miguel
Mary Harrington	Ken Parsons	Michelle LeMoine	Leon Sewkarran	Patsy Harrison	Jeff DeSimone	Jana Means
Saiful Nizam	Jeff Jastillana	Princess Pretty NPink	Sanjeev Anand	Steve Sursa	Tom Canecchia	J.T. Roth

Cory Anastasi
Fakheruddin M Mustafa
Ta Ronn Johnson Sr
Inez Parks
Buddy Kent
Asanga Ranasinghe
Jon Decker
Patricia Nicole
Stuart Godwin
Vivek Ramakrishnan
Gail Overton
Thema Bentley
Robert Womack
John Sneed
Khan Akmal
David Towslee
Adrián R Mandry Mercado
Matt Kelly
Cezar Cristian Andrei
Javier Manzano
Faye Johnson
David Thierman
Sacoby Miguel Wilson
Emmanuel Kwame Torgbe
David Paisley
Alejandro Bevacqua
James Santamaria
William Mendez
Jason O' Neill
Nick Thornton
Sara Dixon
Steven Cook
Jerame Morgado
David Marks
Bill Chandler
Shyrel Gaskey
Farhad Yousefi Rad
Joseph L Smith Sr
Balakrishnen Varadarajan
Joven SALA
James Oxley
William Dupree
Nick Skaroulis
Marie Lys CATTANACH
Bryan Steinhour
Richard Cristancho
Frank Stedronsky
Chester CO
Theresa M Skurka
John Hauck
Joseph Klock
Ruslan Gadulshin
Richard L. Marshall
Bruno F Sinigaglio
Lisa Lacey
Paul Clayton
Karen Johnson
Tom Bennett
Jonathan Lubert
Sivakumar Arulampalam
Michael Harmon
Vicki L Vitkun
Gary Sterkel
Robert Appleton
Tyrone John Takahashi
Donald Engelmann
Brian Liberati
Frederick Horgan
Navan Bansal
Bill Golgosky
Jose Martin
Roger Miller
Joseph Grubb
Adam Davies
Dennis Scott Johnson
Ram Bhattarai
Kenneth Philips
Tracey Cree
Philip Garcia
Timothy MacFadyen
Amilia Alcema
Shana Forrester
Patrick Enweronye
John Hempstead
Thomas W Seiling
Steven Oelke
Jon Snyder
Henrik Minassian
Robert Mitchell Chapman
Richard McCumber
Peter C Byrne
Brian Karnes
Celina O Lopez
John Barrett
Bart Schanck
Hector Rivas
Noufissa Chbihi
Bud Abell
Derrick Reid Jr
Donald Barnes
Jason Huskey
Michael Pennell
Raymond Hooks III
Dylan Gousseau
Darren Brungardt
Anthony Ha
Nickolas Henricksen
Kevin Joslyn
Wesley Stevens
Chris George
Patrick Nyeste
Mark Anderson
James Norris
Lynne Barker
Kathleen Anderson
Craig Simpson
Frederick Kent
Cathleen Caffery
Jason Bennett
Stacy L Raybon
Srinivasan Gudapati
Antonio Garrido
Lawanda Lemmon
Scott Gall
Robert Jasa
Chris Grey
Luis Debayle
Tom Youkilis
Michelle McKenna
Matthew Richardson
Edward Obodo
Steve Buhrmeister
Russell Gordon
Bradley Moore
Kevin Sipma
Shu Chuan Tseng
Arvind Narula
Bhavesh Kapadia
Mewanbanjop Mawroh
Joan Rodriguez
Hayden Rose
Mark Tolliver II
Eduard Abramov
Marvin Anderson
Kristin Bash
Noelle Lynne
Houston Jordan
Dawood Ismail
Robert J Morris
Muralidhara Chillakuru
Gabriel Dvorak
Mehrdad Arjmand
Melvin Callender
Victoria Kruszewski
Yolanda Parker
Ove Odegard
Joseph Mario Pyles
Vinod Palan
Leon Sewkarran
Joan Hanson
Eric Greco
Earl Campbell
Tim Sloan
Vivilyn Peterson
Hira Vishwakarma
Thomas Foster
Paul Jackson Jones
Richard A DeSimone
Justin Pisano
Jeffrey Scott Edwards
Naresh CHAKKULA
Mario Ledesma
Jose Arnao
Charles D Horton
Mario Hernandez
Brian Sheets
Gamachu Negawo
Keny Petit-Frere
Richard Jimenez
Gladys Arome
Debra Burtner
Philip A Cristancho
Amit Pandya
Lloyd Abdelnour
Trey Shanks
Yogendra Upadhyay
Steven Lee
Jonathan A Sands
Michael Herman
Matthew J Kaim
Robert Stahlsmith
Richard Haynes
Steven Walker
Craig Pohl
Steven Stricko
Jason Duplantie
David Ernest Wright
Gregory Scott Gleaves
Stephen Murphy
Steven Brubaker
David Pierotte
James Ellard
John Bivens
Chad Dana
Ryan Cadigan
Madhava U Reddy
John W. Nelson
Morgan Kelly
Perry Propst
Gery Magalong
Emmil Lavarias
Jason Rigby
Brian Ciriaco
Jeziel Nova
Juan Vicenty
Nicholas Richards
Nicholas Finn
Jason Rigby
Bruno Cruzate
Raja Mallepeddi
Inez Brown
Bryant Stevenson
Kevin Ng
Desiree A Paton
Sidney Arellano
Jean Joson
Mark Bookhout
Benjamin Mpolokoso
Nimesh Patel
Babak Hamid
Charles Knudsen
Vinay S
Leonard Mostello Jr
Carlos Bishop
Andrew Coogan
Seane Waterbury
Juan Guadalupe
Samuel Kwok
Kary Agrotis
Jerry Canaday
Tom Kennedy
Richard Matthews
Mary Jordan
Wesley V Grab
Kevin M Fitzgerald
Ken Farley
Kenyatta Martin
Austin Gottschalk
Evangelo Diamantopoulos
Daniel Lee POLACHEK
James Wolfe
Marcell Benkes-Toth
Ronnie Pearl
Isaac Tetteh
Sam Watson
Richard Barone
Marcia Krassler
Percy ELEY
Edgar Muro
Gregory Mitchell
William Ferrara
Jhari Baskota
Dane Williams
Robert Snyder
Raman Sundararajan
Wesner Romulus
Todd Sandberg
Jesuraj Anthonypillai
Jasmine Vichailakana
Joel Kitto
Corey Washington
Mary Williams
Randolph Wright
Angela Perry
Tiffany Colston
Adrian Gonzales
Robert Canina
Jasmine Nichols
Amanda Dickau
Joey Ofori
Edward Southwick
Kushal Datta
Peggy VanDeren
Mauricio Cuenca Narvaez
Wilfrid Jean-francois
Mary Harmon
Kd Ghana
Berlinda Ramirez
Judi Lovas
Jose CAballero
Dasan ROBINSON
Jonathan Liam
Michelle LeMoine
Dwaine Umberger
Steve Sursa
Jasmine Ortiz
Bo Larssen
Erica Steenstra
Sara Basham
Alexander Quiroz
Keny Petit-Frere
Morris Gelman
Kevin Duggan
Brian L White
Alton Vereen
Evelyn Lopez
John R Rust
Romyn Sabatchi
Koy Kosek
Matthew Mowery
Scott N DAVIS
Matthew Gaborcik
Krishnakant Khetan
Jared DeJonckheere
Jerry R Lacy
Fermin M Mendez
Linda Nall
Lisa Anglin
Heath Gordon
Holly Nemecek
Thomas Oster
Debi Nichols
Daniel Palmer
Vincent Ly
Scott McBeth
Terry Mlsna
George Curtis
Gerard Lam
Lawrence Flynn
Gary Tirohn
Johan De Maertelaer
Dan K Wolfe
Kyle Baker
Therese Arnaudo
William Crouch
Loc Pham
Jonathan Flinker
Brabham Family Trust
Enrique Gamboa
Tanya Mendoza
Poncia Reed
Michael Hardy
Jan Norton
Jameson V
Emmet Haggard
Jun Kim
Jeffrey Malcolm
Salma Sultan
Kezia Wade
Arlington Russell
Scott Lobato
Santo Siragusa
Christopher Best
Wendy Powers
Dennis Dougherty
Charles COBB
Marian Braun
Justin Chi Chwen Lui
Lee Finnegan
Smith J. SAINT-AIME
Franklin E. Powers, Jr.
Davender Bhardwaj
Viorel Stefan Trimbitas
Kathleen Pietzsch
Travis R. Burpo
Balwantrai Mistry
Sha Ron Sims
Chris Hanway
Marcus Hardeman
Tawanna Beck
Cartrice Covin
Brook Ferney
Stephen Flanagan
Janet Zeis
Jesus Reyes
Brandon Stanley
Joseph D Burns
Mark Hinchcliff
Chirag Mehta
Tran Thi Bich Trang
Quan Le Dong
Donald David Sharp
Casey P Lewis
Ronald CONNER
David Kramer
Mohamed A AHMED
Juan Carlos Velasco
Fadil Imo
Lindy Ashmore
Chinedu Oranebo
Michael Gardetto
Darian Torres
Roy Brunicardi
Samuel Gonzales
John Morrill
Rajesh G Bhakta
Philip E. Cvach II
Alex Conilogue
Jeremy Felton
Lincoln McGinnis
Robert Beaster
Janardhan Dumpeti
David Pierotte
Brian Barsaleau
Jeff LaBeau
Camille Thomas
Yonatan G Siyum
Suzana Rahman
Vondell Brown
Vinh Nguyen
Tyler Goodman
Jaemz Santiago
Joe Hayes
Austin Edwards
Beulah Smith
John Lowe
Kevin Bouressa
Alex Arriola
Kiaren Rakestraw
Kenneth G Schreifels
Timothy Schoonover
Jon Snyder
Leonard Llewellyn
Rod Niha
Skendy Eugene
Chris Rayford
Emmanuel Kwame Torgbe
Atul Shrivastava
Duke Duncan
Bob Thompson
David Towslee
Howard Weston
Danny Paulovich
Evelyn Soke Kheng Hew
Marie Carmel Joseph
Robert Earwood
Sarah Musselman
Kim Kuncl
Randi Jones
Justin K Drew
Destini Henderson
Shirley MUHAMMAD
Raejean McCord
Chris D. Busick
Scott Alan Harwick
Patricia A. Pettit
Timothy Carney
James Hill
Vincent Bannies
Travis Harwick
Desmond Clarke
Vinicius Carmo
Kayode Akintola
Chris D. Busick
Alex Rosati
Brian Carroll
Jeanette McGarva
Jerry Diehl
Jeff Williams
Fausto David Manjarrez C...
Eric Weigold
Eileen Brooks
Christopher Eddinger
Jeffery Herron
Trevor Whittingham
Ogechi Iwuanyanwu
Benjamin Register
William Moore
Minh Scholes
Alan Roitsch
Kevin T.Smith
Tina Barnes
Christian Wahl
Ming Hsien Tsai
Nicholle Kwon
Carolyn Debrick
Curtis Hill
Ezzeldden Alkaify
Edna Doak
Eric Bullard
John D Moon
Grégory Kienlen
Ori Shimoni
Nicken Sheth
Jesus Aguilar
Dickie J Seavers
Glenda Redeemer
Sid Subramanian
Sean Mitchell
Agnieszka Bartosiak
Yoel Baum
Kevin Moore
Mary McAree-Lee
Rachel Burns
Tasvia Mohamed
Terry Misna
Gustavo Rodrigues Zenai...
M. Angelo Palmer
Ceasar PABLO
Aaron Ishigo
Sufyan Shaikh
James Mellander
Cassandra Williams
Woo Joong Kim
Rahul Jha
Marc Snyder
Kulwadee Chitmongkolth...
Jay Fox
Steve Wills
Yolande Leonard Muham...
Mike Kuhrt
David De Koster
Richard Otis
Michael Nomura
Matthew Belford
Eric Geldmaker
Nailah M Seale
Bronson Herrera
Nick Pritzakis
Gilberto CARRASQUILLO
Samuel Spain
Deborah H Cooper
Surendar Sekar
David Serrato
Bryan Lark
Kyle Wong
Dana Sun
Steven Harris
Gary Kirby
Robert Hohlmaier
Andrew Tomlin
Jim Palmieri
Gianluca Gera
Timothy Roger Post
Ben Winnes
Leslie R. Todd
Jordan Willingham
Christopher Stecker
Trevor Whittingham
Darius Morris
Patricia Douglas
Julio Mendoza
Hamilton Magtibay
Shiva Adireddy
Lorena Glenn O'Shaughn...
Tiago Nakamura
Dayton Puckett
Jonathan Liam
Martha E. Miller
Katrina Gregg
Barb JONES
Danny Hinkle
Jason Hemmens
Bhisham Rangasamy
Marvin Anderson
Jermaine Dickerson
Javier Manzano
Nóra Gáspár
Prakash Kharel
Candy Sue Julius
Sean Hanna
Patrick Kane
Michael Edwards
Todd Finkbeiner
Khan Akmal
Michael Gaeta
John Butterfield
Joseph Conway
Margaret C McKee
Jackson Chau
Steve Smuck
Eric Olender
Casey Cox
Frank Besse
Roland W Street
Mike Griffin
Timothy J Reiterman
Steve Robinson
Matthew Brown
Thomas Everette
Ida Richard
Misty Ferguson
Aurus Sanchez
Steven Wong
Janine Randazzo
Craig OILSCHLAGER
Madhava Reddy Devarap...
Rosa Romo HIGLEY
Sandra L. Waskewicz
Justin Pisano
Thomas Mills
Patrick Gilbert
Robert J. SCHIFF
Louis PANIGUTTI
Benny H Johnson
Gerald Savage
Kimberly F. Katz
Monica Anderson
George Quarranttey
Charles SUNDERLAND
Sven Baer
David Belanger
Alex Kashyrin
Paul W. Gover
Michael Scardino
Paul Juraschek
Edward Janoviak
John Albright
Todd Sandberg
Rick Krader
Phil Hayden
Raymundo Corpuz
Ronald Lee Keel
Brent Carter
Neel Nagrik
Derrick Arana
Lance Underwood
Michael A Graham
Osman Lawalli
Mark Dayrell
Yolanda Levels
Sean Belka
Deirdre Wood
Alexander Winter
Jonatan Merida
Bill Smith
Kyle Dees
Salomon Martinez
Joseph Blue
Terrance Antowine Thom...
Camillo Toro
Josh Platt
Daniel Cade
Timothy Felt
Maryann Candito
John David Mouser
Dan Yarbrough
Christopher Pike
Prasad Gadiraju
Snijina Nedeltchev
Dorinda D Mununura
Pedro Carraman Sr
Carl E Morsbach
David Murray
Anthony Briese
Jacob Brooks
Felicia Haynes
Abdulwadood Qazi
Todd Meyer
Jeff Clark
Brian T. Stires
Martha Eskuchen
Tim Hofer
Anna Lowery
Michael R. Robinson
Joel Alexander Silva Pant...
William Gray III
Joel Gebhardt
Jerry Alspach
Mardochee Yacinthe
Stan Soong
John Trant
Michael Kane Sr.
William Edward Matthews
Alvin Broyles
Luis Malespin
Hunter Obando
Kathryn L Honea
David Busch
Jukka Matti Karhu
Kevin Oh
Melinda Lopez
Al Dyar
Chinenye Ogugbue
Jameson V
Maria Fara Myers
Hector Torres
Karen Reynolds
Herman Davis
Jeffrey L Kircher
David Williams
Sean Patrick
Kadijah Nesbitt
Baron Huntington
Dhani Kannan
Derek Spors
Olga Tenemaza
Tobias Berens
Randy Flemming
Bryan Abner
Brandon Main
Mike Stowe
Aliou Bah
Michael Johnson
Nabila Salah
Ove Odegard
Adele Van Rooyen
Scott Kjar
Damian Taylor
Cory Anastasi
Kevin McAuliffe
Ahmad Almajed
Martha E. Miller
Jason Corteguera
Mohammed H Barry
Mark E Spezzano
Ivan Roman
William Dupree
Kingsley Asare
James R. Spears
Chris Hogue
Rodrigo Franco
Jolene McVean
Milton Vickers
Lona Charles
Omorie Mckell
Maria Kintu-Davidson
Terry Conner
Maximilian Casagrande K...
Aaron Lineback
Isaac Kephart
Lisa Corbin
Robert Crick
David Stanley
Jonel George
Mohammed H Barry
Phil Turturici
John Collins
Hilda R Hamman
Mike Jones
Tami Kobernick
Charles Brown
Sylvia McKinney
Sameer Sheikh
Gregory J Wong
Prasad V KATTA
Robert Russell
KASH SHEIKH
John Moye
Cole Boitnott
John Turner
Brian Moore
Michael Stanislovitis
Jeff Southern
Robert Knox
Ethan So
Yong Yuanjin
Jack And Mary Kay Wilson
Fumihiro Tahara
Paulette Pagani
Chris Pfeiffer
Ivar Kulla
Michael Bowers
Andrew Wheeler
Katalin Karlovszky
Rodney Corder
Elodie Kiki
Mouhanad Kheder
Abdulmajeed Alhuwaymil
Dariana Francois
Anilkumar N Pai
Ajay Taparia
Judith Rehmeyer
Sandy Birchett
Greg Dayley
Valentino Chua
Hope Oje
Iris Soop
Sohrab Bonshahi
Maria L BECERRA
Captain Jack Spear
Narayana Chittireddy
Phillip E Heuker
Ravindra Bhave
Brian Harig
Ms. Chris Etheredge
Slavik Gerega
Lawrence Chong
David Sterling
Cameron Weitz
Rose Carter
John Evans
Brian Ngang
Timothy P. Tart
Sabariraj Narayanan
Kevin D McGowan
Stephen Ross
Abdifatah Ahmed Moham...
Summer Britford
Mireille Jumeau
Sharon Robertson
Tod Lange
Justyn Eldredge
Khaleel Welsh
William C Wallin
Francis K K Bosque
Reijo Savolainen
Kendall Werle
Jackie Mooney
Kristopher Erick Garcia
Kofi Opoku-Akoto
Matt Ward
Alex A Gomez Maradiaga
Nandini Bhattacharya
Dennis Wayne Carter
Gaylord Fines
Michele Martinelli
Ron Rianda
Craig Maroff
Charles Bringe
Francesco RELLINI
Steve Oricoli
Piyush Gupta
Alycia Frazier
Terry L Peters
Arleen E Brown
Greg Flore
Robert Jennings
Shaun Donovan
Alex Janssen
Taye Adams
Daniel St Juste
Ta Tanisha Miller
Valerie Ward
Therese Maynard-Calloway
Christopher Keys
Jessica Baker
Joyce Weigel
Adrian Lai
David Rawlings
Jose Alfredo Jimenez
Daniel Guido Flores
Margain Tessi
Serena Carreiro
Martha E. Miller
Tonja Hall
Mildred Herrera
Vivek Ramakrishnan
E. Frischhut
Bryan McClaskey
Derek Barkalow
Scott Alan Harwick
Robert Pascoe
Ralph Cecere
Glen VanderKloot
Clyde Greene
Joseph Lalley
Steven Darbant
Judy Semple DECHALUS
Joanne Parrish
Clint Freeman
Richar G. Davis
Jonathan Bookman
William J Hennes
Richard Parsell
Charlie Johnson
Mohammed Alshiha
Justin Cragun
Glenn Walker
Alex Rosati
James Parsons
Sara Dixon
Laura Losignore
Douglas Moyer
Aurea Antongiorgi
Robert Heinicke
Kevin Schindler
Anthony J Cavallaro
Gavyn de Rozario
Frank Zorrilla
Jeff Rimmel
Brad Baldwin
Damon Christopher LADS...
Henrik Stahre
Kenneth PROPP
Craig Gillissie
Daniel Carney
James McDonald III
Christopher Popov
Renan Ramiro Chavez Bal...
Gary Thomas
Prasad Shinde
Heather Jaramillo
Kevin C Winship
Rupal A Patel
Roland Robson
Blaine Kloeckner
Rachel Stires
Gloria S
Dympna NDELLE
Eli Harris
Osvaldo Freire Fonseca
Mark Marlin
David RIMSA
Natacha Smith
Jennifer Morgan
Tamara Steele
Robert Belquist
Gabriel Daly
Sandra Diaz
Dr. Randal Horsley
Jeanot JeanCharles
John Mechkowski
Miguel Cantero
Mike Eastman
Vincent Novak
Matthew SPIGNER
Ravichandra Tumu
Frank Patka
Roderico Trillana
Scott Holmes
Jonathan Robertson
Charles Tuua JR
Michael Schuch
Duso NGO
Jacob Atwell
Zachary Dane Scott
Jim Neprud
Adebayo Ayantayo
Manojkumar S. Patel
Ahmar Masood
Susan Ballew
Dean Dahlen
Robert Abrahams
Casey Rogers
Harison Hong
Tyler Kok
John Siefke
Clifford Case
Jessica Woodruff
Jim Murrieta
Neil Zimmerman
Jimmy J Garcia
Bill Vandagriff
Richard Bradley
Joseph S. Young
Basel Sawwan
Oleg Boian
Glenn Brown
Pavel Jirousek
Sylvia Manfred
Myron H Rasmussen
Sal Serio
Jean Romain Felix
Deborah Puku
Romesh Maddipoti
Avinash V Deshmukh
Catherine Butler
Edlynn Atkins
Glenn F Burger
Ryan Comer
Todd Vanderleelie

Joseph WILLIAMS
Kent W Cox
Louis Tucker
William J Kimmins
Anthony BROOKING
Dennis McKibbin
James Laws Jr
Samson A. Henrilus
Jo Demol
Joel Gosselin
Marcus Gooden
Mariel Tyler
Zenon Carrasquillo
Shekhar Maity
Kishan Patel
Andrew Anderson
Nicholas Layton
Tamas MALACSINA
Ryan Zeigler
Wenzhuo Wu
Larry Burdick
Rena Harris
Lesha Salner
C. Royce Collins
Diladirgachew Achamyeleh
Timothy Jones
Todd A Washburn
Garry CHAN
Neville HEMMINGS
Terry Mitchell
James Denny
Christopher Niemann
Frank Leemans
Mikhail Chertkov
Jessie Morrison
Brandy Ringleb
Patrick Giunta
Supradeep Bokkasum Sat...
Greg Hercules
John A Moreland III
Ken Dyer
Sean Appel
Stamatios Theodoropoulos
Cyndi Ortiz Taylor
Richard Seiger
Everett Lindsey
John R
Oliver Crane
Solomon TSEGAY
Jeff Williams
Yolanda Levels
Michael A Candelario
Seane Waterbury
Jesusa Utulo
Karen Maguire
Miguel Cantero
Gianluca Gera
Brook Ferney
Carl E Morsbach
Charle W. Buford
Ricardo Rodriguez
Lalitha SENTHILKUMAR
Sherri Barnes
David Busch
Seane Waterbury
Felix Vayssieres
Rob Codling
Joseph Houck

Kishore Anjaneyulu
Iman Kazerani
Tate Malpass
Moses Wasswa
Anthony Roselli
Byron Smith
Asonta Baker
Terry Wright
David McDonald
Tim Anh Le
Amylynn M Kemp
Melissa Noll
Lorraine Doblanko
Maxine Nelson
Mark Almario
Carolina Santos
Alex Niederkofler
Brian Costello
Jake Satko
Daner Jimenez
Alejandro Enriquez
Sami Alsaleh
Michael Teske
Ricardo De La Cordova
Naresh Jhunjhnuwala
Jennifer J Walkup
Daniel Cameron Green
Aaron Vera
Pete D Berger
Robert Gemmill
Sharday F Johnson
Kc Trader
Michael Cupp
Satya Sainadh Vanamala
Reginald Andre-estime
Jeffrey John Javate
Zenaida San Felipe
Parul Patel
David Martinelli
David Giacone
Franklin E Njubigbo
Hawoly Diop
Joshua Richardson
Ronn Hubbard
Larry English
Daniel Hogan
Robert Durall
Lokesh Wuluvarana
Aba Joseph
Brian Carroll
Brian O'Shea
Franklin E. Powers, Jr.
Eric Weigold
Matthew Lafitte
Michael R. Robinson
Jose Asido
Rob Codling
Nagapradeep Sanikommu
Samson A. Henrilus
Ashwani Sharma
John Czarnecki
Daria Martin
Justin Richardson
Kelly A MITCHELL
Geogy Philip
Anissa Kirkling
Ed Grzybek
Anita Stern

Damir Hokman
Nathalia Alvarez
Emmanuel Erhabor UWA...
Eric MILLER
Kamal Kishore
Joe Trombley
Michael Gerlach
Michael M Obianigwe
Christopher Maricle
Frank Sprague
Quang Vo
Dwight Adams
Gerald Currier
Rodrick Ellis Loud DDS
Bashar Nesheiwat
Greg Barnes
Susanna Zeigler
Gina Medrano
John Ortiz
Mandy Ho
Patrick Wetzel
Allen Green
Juan Valencia
Jared Zito
Kamal Lahlah
Michael Medeiros
Yedil Workeneh
Sulexan Chery
Bharat Damalcheruvu
Gary Darwin
Arnel Recidoro
Roy Chacko
Scott Schmidt
Francisco Mariscal
Michael Raevsky
Donald Van Veckhoven
Sarath Babu Nimmagadda
Odalys Santana
Amara Duru
Pamela Robertson
Ed Grzybek
Anderson Simpliste
Krystle Nazario
Brad Hostetter
Michael Markumas Jr
Ernest Harry Musasa
Carmen Lamont
Tony Boone
Byung Kyu Lee
Jeff Bishop
Jonatan Merida
Darren Brungardt
Chris George
Erin Doran
Perry Propst
Nadine H Sprague
Dean Dahlen
June Bischoff
Daner Jimenez
James Edwin York
Shelby Thuruthumalil
Gabriel Paravisini
Anthony BROOKING
Damon Christopher LADS...
Eric Weigold
Adam Fishback
Stephen P Oates

Pavan K
Kerby Scales
Hitesh Bhatia
Sheree Davis
Scott Montgomery
Randel Thibodeaux
Brice Laux
Sharon Niedbala
Jaime Rivera
Darlington Etumni
Andrew Garcia
Manoj Kunchala
Chandru Jagadeeswaraiah
Crystal Morris
Faisal Almutlaq
Angela McGovern
Steve Laufer
Chance Koelln
Graham Grubb
James Coffman
Nelsy Ortez
Theodore Q Taylor
Omar Abdulalim
Aviroop Nag
Scott McKnight
Melvin Harrison
Paul Green
Troy Campbell
Bryan Family Trust
Maria Camila Carpintero ...
Sherry Hall
Jason Roben
Eric Schmitz
Meeta Khatri
Vann Miller
Keith Willis II
Carlos DAVILA
Sang Tran
Cynthia Clark
Henry Sotomayor
Vibhor Agrawal
Sergio Ligorati
Gokul Kumar Singaravadi...
Loretta Talley
Chinyere Loveth Duru
Jentel Venable
Vincent A Marin
Vikash Kumar
Timothy Gillis
Renald Jean-Philippe
Mark R SKIBBE
Todd Vanderleelie
Prasad V KATTA
William Gray III
Soumya Krishnan Nair
Kong Mei Chi JANET
Captain Jack Spear
Steve Laufer
Jody Harrell
David Hill
Irene Benavente
Kevin Switzer
David De Koster
David Johnson
Aaron Bendix-Balgley
Swapna Kollu
James Norris

Shannon Truesdell
Steven Rafael Rodela
Warren Smith
Donna Franklin
Rob Codling
Kim Carrasco
Kiranmayi Komati
William Johnson, IV
Nagapradeep Sanikommu
Ian Lowden
Adarsh Saxena
Naga Amarendra Gutta
Pamela Kesrouani
Sandy Hoar
Sourabh Dhawan
Olaseni Fadipe
Steven Blitstein
Pake Chin
Maren Caldwell
David Feakins
Joshua Taylor
Eduardo Herrera
Kristina Sviridoviene
Thomas Sew
Erica Williams
Michael Brady
Christopher Snipes
Bertrand Bonnick
Michael Palmer
Daryl Lynn Richie
James Voltaire
Jennifer P. Bierhuizen
Abhishek Mohanty
Vignesh Kumar Sathyamo...
Christian Kalu
Autumn Caughern
Clarence Disharoon
Luigi Lancia
Richard Hinds
Jason Glaser
Roger Vinson
Sheila Waterman
Adam Fishback
Daniel Ryan DAY
Kelly A MITCHELL
Jeffrey Merchant
Anne Miller
Garrick Liddiard
Helen Washington
Joseph Zappia
Derrick Reid Jr
Kenneth PROPP
Joseph Bobenrieth III
Daniel Carney
Calvin Roose
Thomas Prince
Stephen Ross
Manojkumar S. Patel
Mark Boekhout
King Clovis
Dinh Quang Le
Kevin Switzer
Terry Mitchell
Anilkumar N Pai
Mike Yachnik
John Morrill
John Hauck

Joseph Bobenrieth III
Richard Lincoln
Tammy Baines
Frank Ostrander
Eric Fortier
Obdulia Gonzalez
Matthew Stockhausen
Varkeno White
Joseph Hudson
Kristopher Visness
Tevitasiu Tafuna
Josh D'Anna
Michael Ramirez-DeHeyw...
Carlene M
Bert Socolove
Charles W Aarni
Craig Maly
Curtis Zeilenga
Frank J Barreca Jr
Chad Butler
Eileene Evatt
Waldo Martinez
Angela Lovest
Alan R Peterson
Vito Dragonetti
Justin Blue
Floyd Hemingway
Nancy Parisi
Virgilio Navarro
Sara Spahic
David R Schaffer
Franky J Saquipulla
Judah Greenberg
Yvette Johnson
Igbego Garuba
Anthony Barrett A. Astud...
Kami Olarte
Stanley Metellus
Lloyd Neste
Dania Francois
Venkata Lukka
William Bywaters
Amber Drake
Dapo Lediju
Matthews Nyaku Malebana
Orianne Siankam
Sherrye Dunmore
Suja Menon
Ellen Mitchell
Kim Szymura
Douglas Fenton
Kalman Kaplan
Elisbeth Tolison
Nobuyuki Kashiwagi
Matthew Molter
Meryl Macune
Michael Pennell
Hilda R Hamman
Brian Costello
Peter Kapustynski
Trent Miesner
Jim Palmieri
Richard Matthews
Wade Chalfant
Paul Lee
Peter Martinazzi
Mike Froehle

Kabir Ahmed
Francis Kumassah
Arthur Mains
Mick Hall
Chien Pang Lin
Troy S Philbert
Joel Torres
Richard D Halvorson
John Brooks
Richard Dodger
Anthony Romero
Atiq Raja
Jackson Tan
Brenda Montes
Lee Lacy
Renauld Goines
Jim Rickards
Kyle Kline
Justin Steele
Stacy L Edwards
Beverly Brown
Alex Teeling
David Ives
Eduardo Chavez
Gregory Squire
Abby Ayoola
Jason McKim
Marc Anthony Alanis
Mario A Valverde
Jose Ramos
Patrick Newcomb
Joice Massa
Stefan Ozsvath
Joshua Chodniewicz
Michael Brandt
Eric Somuah
Emmanuel Blanc
Avanti Almon
William K Downing
Hazel Jeremiah-Michels
Patrick Faustin
Ernest Dufort
Barthelemy Diouf
Nkululeko Nhlapho
Srikar Veerareddy
José Antonio Garcia Perez
Shawn Eady
Jeremy Aryee
Anthony Miller
Arlington Russell
Ken Dyer
Jim Palmieri
Pradeep Gupta
David Katralis
Michael Bock
Amanda Whipple
Marita Ebrahimian
Pavel Jirousek
William K Downing
Brandon Olson
Akah Nnani Ezediaro
Venkatesh Patil
Mick Hall
Jennifer Morgan
Prashant Varma
James Laws Jr
Kathy L Oleszkowicz

Thank You!

From the SunState Laboratories Team



David Shahan
Founder / CEO

















Sierra Shahan

Office Administrator, Content Writer

Sierra wears several hats at SunState, from handling all bookkeeping and office management functions, to writing all of the engaging content that appears on our website and in our blogs

Jan Grywczynski

CPG Advisor

President and CEO of Sheila G's Brownie Brittle. 20+ years of CPG experience, driving growth, and positioning companies for acquisition.

Susan Timm

Public Relations

Suzie is highly experienced and talented contract partner of SunState Labs and handles all of our Public Relations activities.

Matthew Leonhardt

Social Media / Digital Marketing Manager

Matt is a highly experience and talented contract partner at SunState Labs and handles our entire digital presence across multiple platforms.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
David Shahan	CEO @ SunState Labs	2012

Officers

OFFICER	TITLE	JOINED
David Shahan	CEO	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
David Shahan	666,180 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
07/2020	$1,069,998		4(a)(6)
08/2020	$76,017		506(c)
02/2022	$185,481		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	5,000,000	666,180	Yes
Class A Preferred	2,500,000	283,723	No
Convertible Preferred	2,500,000	0	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Supply chain issues. As we've seen over the past 12 months, challenges in the international supply chain can have a significant negative impact on our business. If this challenge continues and/or gets worse, we may be unable to purchase needed raw material and our inventory may not be sufficient to attain our sales projections.

We are building our business under the assumption that consumer interest in green, sustainable products will continue to grow. Lack of interest in this market segment could be detrimental to our business.

Competition. Concentrated products similar to DAZZ are making their way into the market. A larger, better capitalized competitor could secure greater market share simply based on resources.

Retail distribution challenges. Retailers have proven reluctant to take a new product like DAZZ, without prior retail success. This trend is changing as more retailers adopt sustainability initiatives and actively look for new products that fit these programs.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

retaining other personnel we require to successfully grow our business.

Consumer Adoption. Being a new product category in the household cleaner industry, consumer education and adoption has always been a struggle.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically

also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SunState Laboratories, Inc.

- Colorado Corporation
- Organized May 2012
- 2 employees

6612 Fig St.
Suite 104
Arvada CO 80004

http://dazzcleaner.com

Business Description

Refer to the SunState Laboratories profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

SunState Laboratories is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.